1 (2) Page
13 January 2006 Date

RECEIVED
2006 OCT 25 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea Bank AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea Interim Report Third Quarter 2006**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted





06017734

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

dlw 10/26



Press release

Copenhagen, Helsinki, Oslo, Stockholm, 25 October 2006

Interim Report Third Quarter 2006

Continued strong results – exceeding targets

- Income up 12% to EUR 5,478m (EUR 4,877m in the first nine months of 2005)
- Gain on sale of shares in International Moscow Bank (IMB) of EUR 199m included in the third quarter
- Net profit up 29% to EUR 2,277m (EUR 1,763m)
- Operating profit up 24% to EUR 2,853m (EUR 2,300m)
- Costs up 3%
- Gap between revenue and cost growth 5.1%-points, excl. impact of IMB sale
- Cost/income ratio continued down
- Positive net loan losses of EUR 175m (EUR 130m) – 10th consecutive quarter with net recoveries
- Earnings per share EUR 0.88 (EUR 0.66), up 33%
- Return on equity 22.6% (18.8%)

Organic growth strategy consistently pays off – strong momentum in key growth areas

- Consumer lending up 12%
- Number of credit cards increased by 22%
- SMEs lending up 10%
- Increased cross-selling of Markets' products to SMEs
- Assets under Management up 10%
- Strong growth in Private Banking
- Net written premiums in Life up 32%

"The robust Nordea business model and the execution of our organic strategy consistently pay off.

We realise strong performance and broadly based and profitable growth in all business areas with double digit growth in key growth areas. Our well-diversified business mix and focus on continuous improvements combined with prudent cost and risk management has materialised in results exceeding our targets.

I am confident that we will be able to realise a gap between income and cost growth of at least 5% points for the full year", says Lars G Nordström, President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and altic Sea region. We are making it Bossible for our customers to reach their goals by Broviding a wide range of Broducts, services and solutions within banking, asset management and insurance. Nordea has almost 11 million customers, more than 1,100 branch offices and a leading netbanking Bosition with 4.5 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and CoBenhagen.

www.nordea.com

Income statement

EURm	Jan-Sep 2006	Jan-Sep 2005	Change %	Q3 2006	Q3 2005	Change %	Q2 2006	Change %
Net interest income	**2,863**	2,730	5	**979**	920	6	957	2
Net fee and commission income	**1,525**	1,406	8	**497**	469	6	521	-5
Net gains/losses on items at fair value	**609**	468	30	**188**	139	35	179	5
Equity method	**72**	46	57	**17**	11	55	30	-43
Other income	**409**	227	80	**253**	62	308	98	158
Total operating income	**5,478**	**4,877**	**12**	**1,934**	**1,601**	**21**	**1,785**	**8**
General administrative expenses:								
Staff costs	**-1,645**	-1,550	6	**-550**	-520	6	-552	0
Other expenses	**-1,094**	-1,062	3	**-355**	-345	3	-372	-5
Depreciation of tangible and intangible assets	**-67**	-100	-33	**-23**	-31	-26	-21	10
Total operating expenses	**-2,806**	**-2,712**	**3**	**-928**	**-896**	**4**	**-945**	**-2**
Loan losses	**175**	130		**55**	23		89	
Disposals of tangible and intangible assets	**6**	5		**2**	0		3	
Operating profit	**2,853**	**2,300**	**24**	**1,063**	**728**	**46**	932	**14**
Income tax expense	**-576**	-537	7	**-191**	-165	16	-192	-1
Net profit	**2,277**	**1,763**	**29**	**872**	**563**	**55**	**740**	**18**

Balance sheet

EURbn	30 Sep 2006	30 Sep 2005	30 Jun 2006
Treasury bills and other interest-bearing securities	**43.0**	50.7	44.4
Loans and receivables to credit institutions	**27.2**	24.5	27.3
Loans and receivables to the public	**201.1**	181.9	198.8
Derivatives	**24.4**	32.3	24.7
Other assets	**33.0**	30.7	30.3
Total assets	**328.7**	**320.1**	**325.5**
Deposits by credit institutions	**35.4**	36.2	26.2
Deposits and borrowings from the public	**119.1**	108.0	119.1
Liabilities to policyholders	**29.7**	25.9	29.1
Debt securities in issue	**78.6**	73.7	83.6
Derivatives	**24.1**	31.7	24.8
Subordinated liabilities	**8.2**	8.3	8.2
Other liabilities	**19.3**	23.4	21.0
Equity	**14.3**	12.9	13.5
Total liabilities and equity	**328.7**	**320.1**	**325.5**

Ratios and key figures

	Jan-Sep 2006	Jan-Sep 2005	Q3 2006	Q3 2005	Q2 2006
Earnings per share (EPS), EUR	**0.88**	0.66	**0.34**	0.21	0.28
EPS, rolling 12 months up to period end	**1.07**	0.83			0.95
Share price[1], EUR	**10.34**	8.31			9.34
Total shareholders' return, %	**20.4**	19.9	**11.6**	9.2	-7.6
Equity per share[2,3], EUR	**5.51**	4.86			5.20
Shares outstanding[1,3], million	**2,592**	2,639			2,592
Return on equity, %	**22.6**	18.8	**25.0**	18.0	22.4
Assets under management[1], EURbn	**158**	144			153
Cost/income ratio, %	**51**	56	**48**	56	53
Tier I capital ratio[1,4], %	**6.9**	7.0			6.8
Total capital ratio[1,4], %	**9.5**	9.9			9.3
Tier I capital[1,4], EURm	**12,704**	11,381			12,199
Risk-weighted assets[1], EURbn	**185**	162			180
Number of employees (full-time equivalents)[1]	**29,396**	28,730			29,201

[1] End of period.

[2] Equity excluding minority interests and revaluation reserves.

[3] See footnotes to Note 8 Equity.

[4] Including the result for the period. For CAD figures according to FSA rules, see Note 7.

The Group

Result summary first nine months 2006

Nordea's operating profit for the first nine months increased by 24% to EUR 2,853m and net profit increased by 29% to EUR 2,277m. Total income increased by 12% and total expenses by 3%, resulting in a return on equity of 22.6% and a cost/income ratio of 51%. Total income includes EUR 199m from the sale of shares in International Moscow Bank (IMB). Excluding the gain from IMB, total income increased by 8% and return on equity was 20.7%. Loan losses were positive for the tenth consecutive quarter.

Income

Nordea's growth strategy continues to pay off and progress is increasingly visible in all key growth areas. Double- digit volume growth continued in most segments. Total income increased by 12% to EUR 5,478m.

Net interest income grew by 5% to EUR 2,863m. Total lending to the public increased by 11% to EUR 201bn and volume growth compensated for the margin pressure still present. Deposits increased by 10% to EUR 119bn and deposit margins improved following increased market interest rates. Income from deposits account for approx. 17% of Nordea's total income.

Net interest income in Retail Banking increased by 4% supported by growth in lending to small and medium-sized enterprises (SMEs), consumer lending and improved margins on deposits.

In Corporate and Institutional Banking, net interest income increased by 14% following growth in lending in the Shipping, Offshore and Oil Services Division, as well as in Poland and the Baltic countries where lending increased by 43%. Net interest income in Poland and the Baltics increased by 22%. Corporate deposits increased by 8% and contributed positively to the increase in net interest income.

Assets under management (AuM) increased by 10% to EUR 158bn compared to last year. Net inflow accounted for EUR 9.4bn of the increase with strong inflow in Private Banking. Income in Asset Management increased by 18% reflecting higher AuM, high transaction fees and improved income margins.

Net commission income increased by 8% to EUR 1,525m. Savings commissions in general increased by 8%, of which asset management commissions increased by 9% following growth in assets under management and several successful product launches. Commissions from payments increased by 3% to EUR 325m and card commissions by 9% to EUR 216m as a result of growth in the number of transactions.

Net gains/losses on items at fair value increased by 30% to EUR 609m following increased penetration of the corporate customer base with Markets' products. Net gains/losses in Business Areas increased by 27% to EUR 538m driven by strong customer demand for structured products as well as client-driven FX and fixed-income transactions. In Group Treasury, net gains/losses were EUR 55m in the first nine months compared to EUR 32m last year.

The income from Equity method was EUR 72m reflecting the increased contribution from IMB up until the end of the second quarter.

Other income increased by 80% to EUR 409m, including EUR 199m from the divestment of IMB.

Expenses

Total expenses increased by 3% to EUR 2,806m. Of the EUR 94m increase in expenses year-on-year, approx. EUR 45m is related to investments within growth areas such as long-term savings including Life, Growth Plan Sweden - the process of capturing untapped potential in Sweden - and expansion in Poland and the Baltics.

Staff costs increased by 6% to EUR 1,645m. This is driven by an increase in the number of FTEs of approx. 660, or 2% compared to last year, a general wage inflation of more than 3% and higher variable salaries. Within the Group, the shift in the personnel structure, with increasing number of advisory and sales related employees in Business Areas and a falling number of FTEs in processing and staff units, continues.

Other expenses were EUR 1,094m, up by 3% compared to last year. Higher business volumes have resulted in an increase in transaction and sales-related expenses. Depreciation decreased by 33% to EUR 67m following Nordea's sourcing strategy as well as reduced leasing activity.

The reported cost/income ratio continued down to 51% compared to 56% in the first nine months of 2005. Excluding the sale of shares in IMB, the cost/income ratio was 53%.

The reported gap between income and cost growth was 9%-points in the first nine months of 2006. When excluding the full impact from the sale of shares in IMB, ie the capital gain as well as the lower contribution under equity method in the third quarter, the gap was 5.1%-points.

Loan losses
Net loan losses were positive at EUR 175m reflecting record low new provisions coupled with recoveries maintained at a high level. Credit quality remains strong in all markets.

Taxes
The effective tax rate for the first nine months 2006 was 22%, when excluding the tax-free gain from IMB, following revaluation of the deferred tax asset in Finland. In the first nine months of 2005, the effective tax rate was 23%.

Net profit
Net profit increased by 29% to EUR 2,277m, corresponding to a return on equity of 22.6% compared to 18.8% in the first nine months last year. Earnings per share increased by 33% to EUR 0.88. Excluding the gain from IMB, return on equity was 20.7% and earnings per share EUR 0.80.

Third quarter 2006

Compared to the third quarter 2005, total income increased by 21%, operating profit by 46% and net profit by 55%, when including the gain of EUR 199m from the sale of IMB. Even excluding the capital gain the third quarter was a strong quarter despite the seasonal slowdown. All business areas reported continued improvement.

Income
Total income increased by 21% to EUR 1,934m compared to the third quarter 2005. Net interest income increased by 6% to EUR 979m. Lending to the public increased by 11% to EUR 201bn. Deposit margins improved following higher market interest rates. Compared to the second quarter 2006, lending increased by 1%. Adjusted for repos and currency effects, lending increased by more than 2%. Mortgage and consumer lending are still showing double-digit growth rates year-on-year. SME lending increased by 10% with the strongest growth in Denmark and Norway. Net interest income increased by 2% to EUR 979m.

Compared to the third quarter last year, net commission income increased by 6% to EUR 497m. Savings-related commissions decreased by 3% to EUR 301m due to lower commissions from brokerage, including lower income from index-linked bonds. Total payment commissions increased by 6% to EUR 187m supported by a strong trend in card commissions. Commission expenses fell. Compared to the second quarter 2006, net commission income decreased by 5% explained by lower brokerage commissions and lower other commission income including lower commissions from acquisition finance.

Net gains/losses increased by 35% to EUR 188m compared to the third quarter 2005. Net gains/losses in Business Areas amounted to EUR 164m, an increase by 3% compared with the third quarter last year. The positive trend is supported by an increasing demand for Markets' related products, not only by large corporates, but also from small and medium sized companies. Increased penetration of the customer base is contributing to the strong underlying trend.

Income under Equity method increased by 55% to EUR 17m compared to the third quarter 2005. From the third quarter and onwards there will be no contribution from IMB, which in the first half-year 2006 contributed approx. EUR 25m.

Expenses
Total expenses increased by 4% to EUR 928m compared to the third quarter 2005. Staff costs increased by 6% to EUR 550m while other expenses including depreciations were basically unchanged at EUR 378m. Excluding Life, total expenses increased by 3%. Compared to the second quarter 2006, total expenses were down by 2% from EUR 945m and staff costs were unchanged.

Loan losses
Loan losses were positive at EUR 55m in the quarter following a continued flow of recoveries and low new provisions.

Net profit
Compared to the third quarter 2005 net profit increased by 55% to EUR 872m corresponding to EUR 0.34 per share.

Credit portfolio

Net impaired loans amounted to EUR 416m representing 21 basis points of total lending at the end of the third quarter.

The share of personal customer lending was 46%. Within personal customer lending, mortgage loans accounted for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate companies remain the largest industry exposure in the credit portfolio and amounts to EUR 28.6bn, representing 14% of the total lending portfolio.

Capital position

Risk-weighted assets (RWA) increased by 3% during the quarter to EUR 185bn reflecting the continued growth in business volumes. The Tier 1 capital ratio was 6.9% including the result year to date. The total capital ratio was 9.5%.

Nordea share

In the first nine months the share price of Nordea appreciated by 16% on the Stockholm Stock Exchange from SEK 82.50 on 30 December 2005 to SEK 96.00 on 30 September. Total shareholder return (TSR) was 20.4%.

This means that Nordea has so far this year reached the target of being among top 5 in the European peer group measured by TSR.

The annual general meeting's decision of 5 April 2006 concerning a reduction of share capital has been registered.
On 2 October, the share capital was accordingly reduced by EUR 44.5m which corresponds to the 112.2 million shares that were previously repurchased, and which now have been retired.

Nordea issued covered bonds

Nordea Hypotek has issued an inaugural EUR 1.25bn covered bond targeted to international investors. The Nordea Hypotek transaction is the first EUR denominated covered bond to be executed under the Swedish Covered Bond Act. The five year transaction, which is rated Aaa/AAA by Moody's Investor Service and Standard & Poor's was over three times oversubscribed at launch. Through this issue the Nordea Group opens up the international market for its long-term funding activities as a complement to the Swedish and Danish domestic covered bond markets.

VPC ownership

Nordea will increased its holding in VPC from approx. 20% to approx. 25% following OMX's divestment. Following the transaction, Nordea, SHB, SEB and Swedbank are the four main shareholders in VPC.

Nordea opens up in Shanghai

Over a long period of time Nordea has experienced that more and more Nordic companies are expanding their business activities in China. Therefore, Nordea has decided to start the process of applying for a banking licence in China to open a branch in Shanghai. With a branch Nordea will become able to service corporate customers with activities in the Chinese market.

Outlook 2006

Nordea continues its successful execution of the organic growth strategy. Nordea is confident in reaching the ambition of at least 5 %-points gap between revenue and cost growth for 2006 even when excluding the impact from the sale of shares in IMB. A cost increase in line with the first three quarters is expected for the full year 2006.

Quarterly development

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Jan-Sep 2006	Jan-Sep 2005
Net interest income	979	957	927	933	920	2,863	2,730
Net fee and commission income (note 1)	497	521	507	529	469	1,525	1,406
Net gains/losses on items at fair value	188	179	242	147	139	609	468
Equity method	17	30	25	21	11	72	46
Other income	253	98	58	66	62	409	227
Total operating income	1,934	1,785	1,759	1,696	1,601	5,478	4,877
General administrative expenses (note 2):							
Staff costs	-550	-552	-543	-532	-520	-1,645	-1,550
Other expenses	-355	-372	-367	-393	-345	-1,094	-1,062
Depreciation of tangible and intangible assets	-23	-21	-23	-31	-31	-67	-100
Total operating expenses	-928	-945	-933	-956	-896	-2,806	-2,712
Loan losses	55	89	31	7	23	175	130
Disposals of tangible and intangible assets	2	3	1	1	0	6	5
Operating profit	1,063	932	858	748	728	2,853	2,300
Income tax expense	-191	-192	-193	-242	-165	-576	-537
Net profit	872	740	665	506	563	2,277	1,763
Earnings per share (EPS)	0.34	0.28	0.26	0.20	0.21	0.88	0.66
EPS, rolling 12 months up to period end	1.07	0.95	0.94	0.86	0.83	1.07	0.83

Note 1 Net fee and commission income, EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005[1]	Q3 2005[1]	Jan-Sep 2006	Jan-Sep 2005[1]
Asset Management commissions	176	179	186	189	173	541	495
Life insurance	50	56	52	44	47	158	142
Brokerage	46	61	66	62	59	173	159
Custody	18	20	20	19	19	58	56
Deposits	11	9	11	14	11	31	34
Total savings related commissions	301	325	335	328	309	961	886
Payments	111	110	104	110	106	325	316
Cards	76	73	67	67	71	216	198
Total payment commissions	187	183	171	177	177	541	514
Lending	56	59	60	67	58	175	171
Guarantees and document payments	31	27	28	31	29	86	88
Total lending related commissions	87	86	88	98	87	261	259
Other commission income	36	46	41	49	32	123	122
Fee and commission income	611	640	635	652	605	1,886	1,781
Life insurance	-11	-11	-13	-6	-8	-35	-26
Payment expenses	-57	-53	-49	-52	-48	-159	-140
Other commission expenses	-46	-55	-66	-65	-80	-167	-209
Fee and commission expenses	-114	-119	-128	-123	-136	-361	-375
Net fee and commission income	497	521	507	529	469	1,525	1,406

Note 2 General administrative expenses, EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Jan-Sep 2006	Jan-Sep 2005
Staff[2]	534	536	527	512	505	1,597	1,505
Profit sharing	16	16	16	20	15	48	45
Information technology[3]	106	120	120	133	112	346	352
Marketing	21	27	22	33	21	70	67
Postage, telephone and office expenses	44	47	53	48	49	144	151
Rents, premises and real estate expenses	88	80	83	82	87	251	255
Other	96	98	89	97	76	283	237
Total	905	924	910	925	865	2,739	2,612

[1] Restated (brokerage and other).

[2] Variable salaries were EUR 37m in Q3 2006 (Q2 2006: EUR 40m).

[3] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q3 2006, including staff etc, but excluding IT expenses in the Life operations, were EUR 156m (Q2 2006: EUR 155m).

'06 10/25 ONS 10:01 FAX +46 8 6147550 KS FINANS 008

EURm Customer responsible units	Retail Banking Jan-Sep 2006	2005	Corporate and Institutional Banking Jan-Sep 2006	2005	Asset Mgmt Jan-Sep 2006	2005	Life Jan-Sep 2006	2005	Business areas total Jan-Sep 2006	2005	Change %	Group Treasury Jan-Sep 2006	2005	Group functions and eliminations Jan-Sep 2006	2005	Nordea Group Jan-Sep 2006	2005	Change %
Net interest income	2,370	2,268	360	316	35	30	0	0	2,765	2,614	6	80	76	18	40	2,863	2,730	5
Net fee and commission income	1,034	956	275	261	214	186	14	39	1,535	1,442	6	-6	-4	-4	-32	1,525	1,406	8
Net gains/losses on items at fair value	228	152	227	201	19	13	64	58	538	424	27	53	32	16	12	609	468	30
Equity method	11	18	34	15	0	0	0	0	45	33	36	19	0	8	13	72	46	57
Other income	80	47	217	10	9	9	124	112	430	178	142	4	18	-25	31	409	227	80
Total operating income	**3,723**	**3,441**	**1,111**	**803**	**277**	**238**	**202**	**209**	**5,313**	**4,691**	**13**	**152**	**122**	**13**	**64**	**5,478**	**4,877**	**12**
of which allocations	*722*	*529*	*-389*	*-270*	*-234*	*-197*	*-102*	*-65*	*-3*	*-3*	*0*	*0*	*2*	*3*	*1*	*0*	*0*	-
Staff costs	-828	-776	-254	-236	-95	-79	-67	-52	-1,244	-1,143	9	-12	-11	-389	-396	-1,645	-1,550	6
Other expenses	-1,113	-1,107	-176	-180	-49	-49	-51	-38	-1,389	-1,374	1	-20	-22	315	334	-1,094	-1,062	3
Depreciation of tangible and intangible assets	-22	-41	-8	-8	-2	-2	-3	-3	-35	-54	-35	0	0	-32	-46	-67	-100	-33
Total operating expenses	**-1,963**	**-1,924**	**-438**	**-424**	**-146**	**-130**	**-121**	**-93**	**-2,668**	**-2,571**	**4**	**-32**	**-33**	**-106**	**-108**	**-2,806**	**-2,712**	**3**
of which allocations	*-810*	*-802*	*-102*	*-114*	*16*	*13*	*0*	*0*	*-896*	*-903*	*-1*	*-10*	*-11*	*906*	*914*	*0*	*0*	-
Loan losses	136	84	35	46	4	0	0	0	175	130	-	0	0	0	0	175	130	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	-	0	0	6	5	6	5	20
Operating profit	**1,896**	**1,601**	**708**	**425**	**135**	**108**	**81**	**116**	**2,820**	**2,250**	**25**	**120**	**89**	**-87**	**-39**	**2,853**	**2,300**	**24**
Balance sheet, EURbn																		
Loans and receivables to the public	167	147	31	32	2	2	1	0	201	181	11	0	0	0	1	201	182	10
Other assets	22	23	74	76	2	2	31	29	129	130	-1	15	18	-16	-10	128	138	-7
Total assets	**189**	**170**	**105**	**108**	**4**	**4**	**32**	**29**	**330**	**311**	**6**	**15**	**18**	**-16**	**-9**	**329**	**320**	**3**
Deposits and borrowings from the public	86	78	25	23	3	4	1	0	115	105	10	2	0	2	3	119	108	10
Other liabilities	97	87	78	83	1	0	30	28	206	198	4	13	18	-23	-17	196	199	-2
Total liabilities	**183**	**165**	**103**	**106**	**4**	**4**	**31**	**28**	**321**	**303**	**6**	**15**	**18**	**-21**	**-14**	**315**	**307**	**3**
Economic capital/equity	6	5	2	2	0	0	1	1	9	8	13	0	0	5	5	14	13	8
Total liabilities and allocated equity	**189**	**170**	**105**	**108**	**4**	**4**	**32**	**29**	**330**	**311**	**6**	**15**	**18**	**-16**	**-9**	**329**	**320**	**3**
Other segment items																		
Capital expenditure, EURm	5	14	5	1	5	3	0	0	15	18		0	0	100	70	115	88	
Product result					258	209	169	165										

Retail Banking

- **Total income up 4% in third quarter compared to third quarter last year**
- **Operating profit increased by 12%**
- **Double-digit growth in volumes**

Within Retail Banking, Nordea services 9 million personal customers and 900,000 corporate customers. The business is conducted through 12 Regional Banks operating in the four Nordic markets.

Business development

The strong growth in volumes has continued in the third quarter. Sales of mortgage loans to personal customers continued to be strong in all markets. Mortgage lending increased by 13% year-on-year with the strongest growth in Denmark and Norway. Margins on new lending are stable in Denmark and showing signs of stabilisation in Sweden and Finland. In Norway, margins are approaching the Nordic average. The margins in Norway have been temporarily negatively impacted by the rate increase combined with the Norwegian requirement to announce customer rate changes with 6 weeks notice. Competition has been fierce, and in all markets focus is on responding with product innovation and more competitive price structures.

Nordea aims to continue to increase its market share in the mortgage market in Norway from the current 12%. Hence, when the Central Bank of Norway increased the interest rate on 30 May, Nordea responded by keeping the housing loan interest rate unchanged for gold customers in the customer programme, representing approx. 65% of mortgage volumes. The effect of this has been a positive development in market share and an increased possibility for cross-selling to existing customers. The market share on new mortgage lending year-to-date is 23%.

The sales of Homeflex products, enabling customers to make use of free equity in private property, continued to develop well. Income is generated by the up-front fee as well as from a margin of 120-200 bps on the credit facility. Homeflex products now account for 25% of new housing and Homeflex lending in Denmark, 7% in Finland and 5% in Sweden.

Growth in consumer lending was 12% year-on-year, and in the same period the number of credit cards increased by 23%. Focus on consumer loans was intensified in late spring, which has led to a strong increase in business.

Corporate investments are increasing and the demand for corporate lending is high in all segments. Volume growth was 10% year-on-year. The average margin in the third quarter was 1.03% compared to 1.06% in the same quarter last year. This reflects the improved credit quality among Nordea's customers and the ongoing competition for corporate banking business. Risk-adjusted return remains stable. Corporate deposits increased by 13% year-on-year and margins improved. Nordea's focus on event-based advisory services e.g. risk management, acquisition finance and generation shifts supported the growth in fee income. Savings-related commissions continued to grow compared to last year driven by strong sales.

The recruitment of advisers and specialists in Sweden proceeded according to plan. Approx. 200 advisers have been hired. In the third quarter both the number of customers in the Household sector and the number of Private Banking clients have grown substantially. The sale of selected and standardised general insurance products to customers in Sweden has developed positively since the launch in mid-June.

In Norway the successful sale of household customer programme continued in the third quarter. Almost 90% of household lending volume is included in the customer programme. The programme is a tool to strengthen the penetration of the customer base and to attract new high-value customers. The number of Gold customers in Norway has increased by 40,000 since last year.

Result

In the third quarter, income in Retail Banking was EUR 1,230m, an increase of 4% compared to the third quarter of 2005. Net interest income increased by 4% to EUR 810m. Deposits from household customers increased by 8% compared to the third quarter last year and average margins increased by 14 basis points to 1.69% as a consequence of the increase in interest rate level and the widening of the margin on transaction accounts in the Finnish market from 1 January. Household deposits have thus significantly contributed to the income increase.

Net commission and other income increased by 4% to EUR 420m, with savings commissions being negatively impacted by a seasonally low activity within equity trading and structural products in the third quarter.

Total expenses increased by 2% to EUR 647m. The number of employees increased by 389 year-on-year, corresponding to 2%, reflecting the Growth Plan Sweden and Private Banking expansion.

Loan losses were positive at EUR 50m thus contributing to the operating profit. Operating profit increased by 12% to EUR 633m.

Return on economic capital was at a high level of 32% (28%). The cost/income ratio was 53% compared to 54% in the third quarter last year.

Retail Banking operating profit by main area

EURm	Total Q3 2006	Total Q3 2005	Regional banks in Denmark Q3 2006	Regional banks in Denmark Q3 2005	Regional banks in Finland Q3 2006	Regional banks in Finland Q3 2005	Regional banks in Norway Q3 2006	Regional banks in Norway Q3 2005	Regional banks in Sweden Q3 2006	Regional banks in Sweden Q3 2005	Nordic Functions Q3 2006	Nordic Functions Q3 2005
Net interest income	810	777	239	216	224	207	122	127	217	213	8	14
Net fee and commission income	337	333	90	97	86	81	30	31	124	120	7	4
Net gains/losses on items at fair value	70	47	29	19	12	8	14	13	15	13	0	-6
Equity method	-1	8	-1	8	0	0	0	0	0	0	0	0
Other operating income	14	15	3	3	6	3	1	7	2	0	2	2
Total income incl. allocations	**1,230**	**1,180**	**360**	**343**	**328**	**299**	**167**	**178**	**358**	**346**	**17**	**14**
Staff costs	-278	-261	-93	-90	-71	-69	-38	-38	-72	-62	-4	-2
Other expenses	-362	-360	-81	-80	-83	-88	-53	-53	-128	-132	-17	-7
Depreciations etc.	-7	-15	-3	-3	0	-1	-2	-2	-2	-2	0	-7
Expenses incl. allocations	**-647**	**-636**	**-177**	**-173**	**-154**	**-158**	**-93**	**-93**	**-202**	**-196**	**-21**	**-16**
Loan losses	50	21	32	6	-1	-7	-1	-10	-3	1	23	31
Operating profit	**633**	**565**	**215**	**176**	**173**	**134**	**73**	**75**	**153**	**151**	**19**	**29**
Cost/income ratio, %	53	54	49	50	47	53	56	52	56	57		
Return on economic capital, %	32	30	36	31	38	30	22	23	28	29		
Other information, EURbn												
Lending	166.5	147.5	48.7	43.2	38.6	34.8	30.4	24.3	48.8	45.2		
Deposits	86.3	78.4	21.6	20.6	25.0	23.9	15.8	12.5	23.9	21.3		
Economic capital	5.7	5.4	1.8	1.7	1.3	1.3	1.0	1.0	1.6	1.5		

Retail Banking margins

Lending margins, %	Q3 2006	Q2 2006	Q3 2005	Deposit margins[1], %	Q3 2006	Q2 2006	Q3 2005
To corporates	0.95	0.98	1.07	From corporates	1.03	1.02	1.06
To households				From households	1.69	1.66	1.55
- Mortgage	0.63	0.70	0.81				
- Consumer	3.53	3.61	3.81				

[1] Restated based on new split of hedge effect between household and corporates

Retail Banking key figures per quarter

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total operating income	**1,230**	1,264	1,229	1,237	1,180
Total operating expenses	**-647**	-664	-652	-681	-636
Loan losses	**50**	42	44	13	21
Operating profit	**633**	**642**	**621**	**569**	**565**
Return on economic capital, %	**32**	34	33	29	30
Cost/income ratio, %	**53**	53	53	55	54
Customer base: households, million	**8.9**	8.9	8.9	9.1	9.1
corporate customers, million	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,655**	17,563	17,399	17,373	17,266

Corporate and Institutional Banking

- **Income up 9% in third quarter compared to third quarter last year excl. sales gain**
- **Moderate cost development**
- **Solid performance recorded in all areas**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are also part of Corporate and Institutional Banking.

Business Development

In Corporate Banking Division the business activities were affected by the usual seasonal slowdown in the beginning of the third quarter, while business activity picked up considerably in the latter part of the quarter. The business outlook for Corporate Banking Division continues to be positive, as a result of a large number of new mandates, which have been secured in a highly competitive market.

In Financial Institutions Division business activity slowed down somewhat during the summer period. As of September the activity in the division has picked up again and total income for the quarter was significantly higher than for the third quarter last year. The strategy to leverage Nordea's derivatives structuring capabilities towards financial institutions has paid off in the form of a strengthened market position. Focus going forward will be on realising the cross-selling potential within the financial institutions client base.

The activity within Securities services continued to be very high, much as a result of the development in the securities markets. Especially high activity is recorded within the sub-custody area.

The activity in Shipping, Offshore and Oil Services Division has been high in all segments, and the division has closed a number of large transactions. The transactions so far in 2006 include an increasing number of arranged bond issues. The deal flow continues to be on a satisfactory level, and no significant softening in market outlook can be seen in the short term. Thus, the business activity is expected to remain at a high level for the rest of the year.

In Markets Division, customer activity was at relatively high levels, especially in the latter part of the quarter. The targeted activities towards small and medium-sized Nordic corporates' use of structured solutions continued with good results during the third quarter.

Several complex transactions involving long-term structuring of individualised risk parameters such as inflation, dividend payments, and energy prices were concluded with Nordic corporates and institutions.

Nordea continues to expand its branch network in Poland and the Baltic countries and 10 new banking units were opened during the quarter. Business activity continued to be strong. The increase in total lending was 43% compared to the same quarter 2005. Mortgage lending grew by 78% compared to the same quarter of 2005 and 17% compared to the second quarter 2006. Nordea continued to gain market shares in the fast growing markets for housing loans. Nordea Bank Polska launched a new savings product which, together with a customer base of the acquired life insurance company, supported the growth in Poland. In the quarter, Forbes magazine reviewed the banking services in Poland. Nordea Bank Polska captured second place in a ranking of the best banks for corporates.

Result

The solid development in the first half of 2006 continued into the third quarter, albeit the quarter was affected by the usual slowdown in the summer period. Total income from the quarter amounted to EUR 483m, of which the sales gain from the sale of the shares in International Moscow Bank amounted to EUR 199m. Excluding this effect the income rose by 9% compared to the same quarter 2005. The development was strong across all CIB divisions. Net interest income reached EUR 121m in the quarter, up by 19%. Deposit volumes increased by approx. EUR 2bn. Excluding the effect from the sale of the IMB shares, the non-interest income amounted to EUR 163m, up 3% compared to the third quarter last year.

Total expenses increased by 2% compared to the third quarter last year, but were markedly down compared to the previous quarter. The total number of FTEs reached 3,602 in the quarter, up by 91 compared to the previous quarter and 315 compared to a year earlier. The increase is predominantly in Poland and the Baltic countries.

Operating profit was EUR 349m for the quarter, or EUR 151m excluding the gain from IMB. Even without the capital gain, operating profit is up by 18% compared to the third quarter last year. The strong profit development is a result of good topline growth, successful cost control and positive loan losses.
The return on economic capital was 23% for the quarter excluding the effect of the IMB gain and the cost/income ratio was 49%.

CIB operating profit by main area

	Total		Corporate Banking Division[1]		Financial Institutions Division[1]		Shipping, Offshore and Oil services Division[1]		Poland and Baltics		Other		Markets[2]	
EURm	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005
Net interest income	121	102	49	38	11	10	38	36	21	16	2	2	18	12
Net fee and commission income	86	77	36	30	22	19	11	6	6	5	11	17	18	24
Net gains/losses on items at fair value	72	74	9	13	32	26	4	2	5	4	22	29	144	121
Equity method	3	5	1	3	0	0	0	0	0	0	2	2	0	0
Other operating income	201	3	199	2	0	0	1	0	1	1	0	0	0	0
Total income incl. allocations	**483**	**261**	**294**	**86**	**65**	**55**	**54**	**44**	**33**	**26**	**37**	**50**	**180**	**157**
Staff costs	-81	-76	-17	-18	-4	-4	-4	-4	-10	-8	-46	-42	-45	-42
Other expenses	-55	-57	-16	-22	-31	-31	-6	-6	-9	-7	7	9	-35	-29
Depreciations etc.	-3	-3	0	0	0	0	0	0	-2	-3	-1	0	0	0
Expenses incl. allocations	**-139**	**-136**	**-33**	**-40**	**-35**	**-35**	**-10**	**-10**	**-21**	**-18**	**-40**	**-33**	**-80**	**-71**
Loan losses	5	2	5	3	0	0	0	3	0	-1	0	-3	0	0
Operating profit	**349**	**127**	**266**	**49**	**30**	**20**	**44**	**37**	**12**	**7**	**-3**	**14**	**100**	**86**
Other information, EURbn														
Lending	31.3	32.2	12.0	10.9	1.3	1.8	9.1	8.1	4.0	2.8	4.9	8.6	4.9	8.6
Deposits	25.2	23.3	6.7	6.3	11.3	8.6	3.8	3.6	2.1	1.5	1.3	3.3	1.3	3.3
Economic capital	1.9	1.8	0.9	0.9	0.2	0.2	0.3	0.2	0.2	0.1	0.3	0.4	0.7	0.7

CIB Margins[1]

	Q3 2006	Q2 2006	Q3 2005		Q3 2006	Q2 2006	Q3 2005
Lending margins, %	0.83	0.88	0.91	Deposit margins, %	0.38	0.37	0.39

[1]Excluding Poland and Baltics and Markets.

CIB key figures per quarter

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total operating income	**483**	313	315	291	261
Total operating expenses	**-139**	-153	-146	-147	-136
Loan losses	**5**	43	-13	-6	2
Operating profit	**349**	**203**	**156**	**138**	**127**
Return on economic capital, %	**53**	30	24	21	21
Cost/income ratio, %	**29**	49	46	51	52
Number of employees (full-time equivalents)	**3,602**	3,512	3,449	3,326	3,287

Asset Management & Life

- **Product result in Asset Management up 4% in third quarter compared to third quarter last year**
- **Income up 8% in Asset Management**
- **Growth in Life premiums up 24%**
- **Net inflow of EUR 1.8bn in the third quarter 2006, mainly from Private Banking**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's assets under management (AuM) increased to EUR 158.4bn. The net inflow was EUR 1.8bn in third quarter corresponding to an annualised net inflow of 5% of AuM.

The Nordic retail funds contributed with a net inflow of EUR 0.1bn and AuM ended at EUR 44.7bn. New and reengineered products continued to deliver positive value added investment performance in the third quarter with 18 out of 23 products outperforming its benchmarks. Year-to-date 60% of net inflow has come from new products. Of the EUR 44.7bn under management, EUR 9bn are mandates of more administrative nature within Nordea Invest Denmark, not generating income in Asset Management & Life. Part of these mandates are subject to renegotiations in the fourth quarter.

Continued strong growth in Nordic Private Banking contributed with a net inflow of EUR 1.1bn leading to a total AuM of EUR 47.5bn at the end of the third quarter. This was mainly driven by growth in number of customers as well as positive equity markets.

European Fund Distribution experienced a net outflow of EUR 0.6bn, as a result of continued outflow in one of the major funds, leading to AuM of EUR 5.2bn at the end of the third quarter. Gross inflow was EUR 0.7bn. The investment performance of the major funds improved significantly during third quarter, contributing to a positive net inflow in the month of September.

In the Institutional asset management activities AuM reached EUR 25.0bn in third quarter, due to strong and broadly based net inflow of EUR 1.1bn. The net inflow is primarily based on new mandates while the outflow from existing mandates has been limited.

The Life business continues the positive growth trend from previous periods. The overall net written premiums are year-to-date EUR 2.7bn representing an increase of 32% in volume compared to the same period last year.

The strongest growth area is the unit-linked business where premiums have increased 54% in the third quarter and 90% in the first nine months compared to the same periods last year. Premiums from traditional products including new products have also increased by 12% in the third quarter and 10% year to date compared with same periods last year. The share of unit-linked premiums based on year to date figures is now 40% of total premiums.

Nordea is the second largest life insurer in the Nordic market. In Sweden, the market share of premium income on the private market was 8.1 % at the end of June (rolling 12 months), compared to 3.1% one year ago.

Investment return for traditional products equalled 2.7% for the third quarter and 2.3% year to date. The financial buffers have been strengthened by 15% since the start of the year and are now 8.7% (EUR 1,901m) of the Life provisions.

Result

The overall activity level was slightly lower in the third quarter resulting in a somewhat lower income and product result and margins compared to the second quarter. This can primarily be ascribed to lower and more normalised levels of transaction income compared to the high levels in the last quarters, which saw a number of significant fund launches.

Compared to the third quarter 2005 margins are on average unchanged, and AuM-related as well as transaction income in absolute terms have despite the strong quarter last year improved, while performance fees have been somewhat lower.

The Asset Management activities realised a product result of EUR 80m in third quarter, which is 4% up compared to same quarter last year and 24% up year to date. Income was EUR 170m, up by 8% compared to same quarter last year, and up 18% year to date compared to same period last year.

Costs were up 10% in third quarter compared to same quarter last year. This is partly explained by the growth initiatives taken during the past five quarters, but also a result of strong investment performance leading to an increase in variable salaries. The operating expense margin is unchanged while the cost/income ratio is up slightly. A number of efficiency measures have been initiated that will secure moderate cost growth going forward.

Life continues to produce solid profits. The product result was EUR 61m in the third quarter, slightly down from same quarter last year, but up 17% compared to the second quarter 2006.

Asset Management & Life volumes and inflow

EURbn	Q3 2006	Q3 Inflow	Total Q2 2006	Q1 2006	Q4 2005	Q3 2005
Nordic Retail funds	44.7	0.1	43.6	44.5	42.1	41.0
European Fund Distribution	5.2	-0.6	5.5	6.5	6.8	7.4
Private Banking Activities						
Nordic Private Banking	38.8	1.2	36.7	36.3	34.3	32.5
International Wealth Management	8.7	-0.1	8.5	8.8	8.5	8.1
Institutional clients	25.0	1.1	23.3	23.0	21.6	21.3
Life & pensions	36.0	0.1	35.0	35.3	34.3	33.3
Total	158.4	1.8	152.6	154.4	147.6	143.6

Key figures– Asset Management activities

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Net interest income	11	12	12	10	11
Net fee and commission income	149	158	162	162	138
Net gains/losses on items at fair value	7	4	8	10	6
Equity method	0	0	0	0	0
Other income	3	3	3	3	3
Total income	**170**	**177**	**185**	**185**	**158**
Staff costs	-35	-35	-35	-35	-30
Other expenses	-20	-21	-21	-21	-20
Depreciations etc.	-1	-1	-1	-1	-1
Operating expenses	**-56**	**-57**	**-57**	**-57**	**-51**
Estimated distribution expenses in Retail Banking	-34	-35	-35	-32	-30
Product result	**80**	**85**	**93**	**96**	**77**
of which income within Retail anking	*77*	*78*	*78*	*76*	*69*
Margins[1]					
Income margins (bps)	64	66	70	71	63
Operating expenses margin (bps)	-21	-21	-22	-22	-20
Distribution expenses margin (bps)	-13	-13	-13	-12	-12
Result margin (bps)	30	32	35	37	30
Cost/income ratio, %	53	52	50	48	51
Economic capital	159	165	162	155	125
Assets under management, EURbn	158	153	154	148	144
Number of employees (full-time equivalents)	939	926	933	909	880

[1] Annualised margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q3 2006 these assets were EUR 107bn. Volumes in base for calculations of margins have been changed from previous reported figures after deduction of non-income generating mandates of EUR 9bn.

Key figures– Life activities

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	**34**	35	36	33	43
Contribution from cost result	**0**	-4	-1	-1	0
Contribution from risk result	**6**	6	7	10	7
Inv. return on Shareholder's Equity	**6**	1	0	1	3
Other profits	**5**	5	5	6	7
Total Profit Traditional	**51**	43	47	49	60
Total profit Unit linked	**14**	13	13	10	9
Estimated distribution expenses in Retail Banking	**-4**	-4	-4	-3	-4
Total Product Result	**61**	**52**	**56**	**56**	**65**
of which income within Retail anking	***37***	*35*	*30*	*29*	*24*
Key figures					
Premiums written, net of reinsurance	**720**	964	972	1,081	577
of which from Traditional business	**454**	560	582	607	404
of which from Unit-linked business	**267**	404	390	474	174
Total operating expenses	**37**	43	39	45	33
Investment assets:					
Bonds	**15,796**	15,819	15,872	16,357	16,451
Equities	**4,157**	3,850	4,231	3,782	3,514
Alternative investments	**2,264**	2,066	1,957	1,795	1,758
Property	**2,838**	2,785	2,607	2,579	2,396
Unit linked	**6,094**	5,826	5,788	5,338	4,932
Total investment assets	**31,149**	30,346	30,455	29,850	29,051
Investment return %	**2.7**	-0.5	0.2	1.6	2.1
Technical provisions	**29,744**	29,071	28,808	28,513	27,664
of which financial buffers	**1,901**	1,909	1,999	1,654	1,515
Economic capital	**1,008**	986	986	974	983
Number of employees (full-time equivalents)	**1,169**	1,164	1,146	1,124	1,008

Group Treasury

- **Positive investment earnings**
- **Nordea Hypotek launches first Swedish Covered Bond in the Euro market**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), raising funding for the Group as well as asset and liability management.

Business development

Financial markets were less volatile in third quarter due to a strengthening belief that a soft landing will be achieved in the US economy. Fears of excessive tightening by the Federal Reserve Bank faded, as growth showed signs of slowing modestly. Rate hikes ceased in the US whereas central banks in Europe continued to increase interest rates. Short-term market interest rates continued upwards by more than 30bp following the monetary tightening of central banks, while the 10-year rate was over 30bp down. This compares to very modest rises across the curve in the third quarter of 2005.

Nordic equities gained modestly during the quarter. General indices were up some 5-10%, with the exception of Norway where the falling oil price had a negative impact on the market.

Nordea Hypotek has issued an inaugural EUR 1.25bn covered bond targeted to international investors. The Nordea Hypotek transaction is the first EUR denominated covered bond to be executed under the Swedish Covered Bond Act. The five year transaction, which is rated Aaa/AAA by Moody's Investor Service and Standard & Poor's was over three times oversubscribed at launch. Through this issue the Nordea Group opens up the international market for its long-term funding activities as a complement to the Swedish and Danish domestic covered bond markets.

In the third quarter Nordea raised approx. EUR 220m equivalent in subordinated debt capital.

At the end of September, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 18m compared to EUR 19m at the end of June. The risk related to equities, calculated as VaR, was EUR 28m compared to EUR 15m at the end of June.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 174m assuming increased market rates by 100 basis points and EUR -165m assuming decreased market rates by 100 basis points.

Result in the third quarter

Group Treasury's result is divided into investment-related result and funding-related result. Earnings in Group Investment are defined as the net of return on investment and the return target. The return target is the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. For 2006, the funding cost is 3.25%.

Operating profit in Group Investment was EUR 6m in the third quarter compared to EUR -23m in the third quarter last year. The result was driven by income from gains on the holding of OMX shares which contributed EUR 9m and favorable interest rate movements.

The gross investment return was 0.90% (3.60% annualised) compared to 0.60% in the third quarter 2005 and 0.92% in the second quarter of 2006.

Operating profit in Group Funding was EUR 34m compared to EUR 9m in the third quarter 2005. The improvement is a reflection of successful positions.

Group Treasury operating profit by main area

EURm	Q3 2006	Q3 2005	Group Investment Q3 2006	Group Investment Q3 2005	Group Funding Q3 2006	Group Funding Q3 2005
Net interest income	33	19	-6	-19	39	38
Net fee and commission income	-2	-1	-1	0	-1	-1
Net gains/losses on items at fair value	8	-21	4	0	4	-21
Equity method	11	0	11	0	0	0
Other operating income	1	1	1	1	0	0
Total income incl. allocations	**51**	**-2**	**9**	**-18**	**42**	**16**
Staff costs	-4	-4	-1	-2	-3	-2
Other expenses	-7	-8	-2	-3	-5	-5
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-11**	**-12**	**-3**	**-5**	**-8**	**-7**
Operating profit	**40**	**-14**	**6**	**-23**	**34**	**9**

Group Treasury key figures per quarter

EURm	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total operating income	51	41	60	15	-2
Total operating expenses	-11	-10	-11	-12	-12
Operating profit	**40**	**31**	**49**	**3**	**-14**
Cost/income ratio, %	22	24	18	80	n/a
Bonds, EURm	14,198	14,529	13,043	10,388	17,548
Equities, EURm	455	465	430	445	415
Investments, EURm	14,653	14,994	13,473	10,833	17,963
Number of employees (full-time equivalents)	101	102	97	97	95

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains expenses in Group Functions not defined as services to business areas, profits from companies accounted for under the equity method which are not included in the customer responsible units as well as certain other items required to reconcile the income statement within the Nordea Group.

EURm Customer responsible units	Retail Banking Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Corporate and Institutional Banking Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Asset Management Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Life Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Net interest income	810	788	772	783	777	121	122	117	110	102	11	12	12	10	11	0	0	0	0	0
Net fee and commission income	337	352	345	361	333	86	94	93	87	77	66	72	76	76	61	9	4	1	4	11
Net gains/losses on items at fair value	70	75	83	64	47	72	68	87	83	74	7	4	8	10	6	15	17	32	33	32
Equity method	-1	6	6	8	8	3	15	16	6	5	0	0	0	0	0	0	0	0	0	0
Other income	14	43	23	21	15	201	14	2	5	3	3	3	3	3	3	42	45	37	38	36
Total operating income	**1,230**	**1,264**	**1,229**	**1,237**	**1,180**	**483**	**313**	**315**	**291**	**261**	**87**	**91**	**99**	**99**	**85**	**66**	**66**	**70**	**75**	**79**
of which allocations	*228*	*248*	*246*	*234*	*189*	*-116*	*-135*	*-138*	*-126*	*-93*	*-76*	*-79*	*-79*	*-79*	*-72*	*-37*	*-35*	*-30*	*-29*	*-24*
Staff costs	-278	-277	-273	-274	-261	-81	-88	-85	-86	-76	-31	-32	-32	-32	-27	-22	-23	-22	-21	-18
Other expenses	-362	-381	-370	-389	-360	-55	-62	-59	-58	-57	-16	-16	-17	-15	-15	-15	-20	-16	-23	-14
Depreciation of tangible and intangible assets	-7	-6	-9	-18	-15	-3	-3	-2	-3	-3	-1	-1	0	0	-1	-1	-1	-1	-1	-1
Total operating expenses	**-647**	**-664**	**-652**	**-681**	**-636**	**-139**	**-153**	**-146**	**-147**	**-136**	**-48**	**-49**	**-49**	**-47**	**-43**	**-38**	**-44**	**-39**	**-45**	**-33**
of which allocations	*-264*	*-276*	*-270*	*-289*	*-260*	*-30*	*-39*	*-33*	*-37*	*-38*	*6*	*6*	*4*	*6*	*3*	*0*	*0*	*0*	*0*	*0*
Loan losses	50	42	44	13	21	5	43	-13	-6	2	0	4	0	0	0	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**633**	**642**	**621**	**569**	**565**	**349**	**203**	**156**	**138**	**127**	**39**	**46**	**50**	**52**	**38**	**28**	**22**	**31**	**30**	**46**
Balance sheet, EURbn																				
Loans and receivables to the public	167	161	154	152	147	31	32	32	32	32	2	2	2	2	2	1	1	1	1	0
Other assets	22	21	20	24	23	74	76	77	75	76	2	2	2	2	2	31	31	31	29	29
Total assets	**189**	**182**	**174**	**176**	**170**	**105**	**108**	**109**	**107**	**108**	**4**	**4**	**4**	**4**	**4**	**32**	**32**	**32**	**30**	**29**
Deposits and borrowings from the public	86	85	80	80	78	25	26	26	27	23	3	3	3	3	4	1	0	0	0	0
Other liabilities	97	91	89	90	87	78	80	81	78	83	1	1	1	1	0	30	31	31	29	28
Total liabilities	**183**	**176**	**169**	**170**	**165**	**103**	**106**	**107**	**105**	**106**	**4**	**4**	**4**	**4**	**4**	**31**	**31**	**31**	**29**	**28**
Economic capital/equity	6	6	5	6	5	2	2	2	2	2	0	0	0	0	0	1	1	1	1	1
Total liabilities and allocated equity	**189**	**182**	**174**	**176**	**170**	**105**	**108**	**109**	**107**	**108**	**4**	**4**	**4**	**4**	**4**	**32**	**32**	**32**	**30**	**29**
Other segment items																				
Capital expenditure, EURm	1	2	2	3	3	2	2	1	0	0	3	1	1	1	1	0	0	0	0	0
Product result											**80**	**65**	**93**	**96**	**77**	**61**	**52**	**56**	**56**	**65**

EURm	Group Treasury					Group functions and eliminations					Nordea Group				
Customer responsible units	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Net interest income	33	27	20	34	19	4	8	6	-4	11	979	957	927	933	920
Net fee and commission income	-2	-2	-2	-2	-1	1	1	-6	3	-12	497	521	507	529	469
Net gains/losses on items at fair value	8	7	40	-31	-21	16	8	-8	-12	1	188	179	242	147	139
Equity method	11	8	0	7	0	4	1	3	0	-2	17	30	25	21	11
Other income	1	1	2	7	1	-8	-6	-9	-8	4	253	98	58	66	62
Total operating income	**51**	**41**	**60**	**15**	**-2**	**17**	**10**	**-14**	**-21**	**2**	**1,934**	**1,785**	**1,759**	**1,696**	**1,601**
of which allocations	*0*	*0*	*0*	*0*	*0*	*1*	*1*	*1*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Staff costs	-4	-4	-4	-4	-4	-134	-128	-127	-115	-134	-550	-552	-543	-532	-520
Other expenses	-7	-6	-7	-8	-8	100	113	102	100	109	-355	-372	-367	-393	-345
Depreciation of tangible and intangible assets	0	0	0	0	0	-11	-10	-11	-9	-11	-23	-21	-23	-31	-31
Total operating expenses	**-11**	**-10**	**-11**	**-12**	**-12**	**-45**	**-25**	**-36**	**-24**	**-36**	**-928**	**-945**	**-933**	**-956**	**-896**
of which allocations	*-3*	*-3*	*-4*	*-4*	*-4*	*291*	*312*	*303*	*324*	*297*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	55	89	31	7	23
Disposals of tangible and intangible assets	0	0	0	0	0	2	3	1	1	0	2	3	1	1	0
Operating profit	**40**	**31**	**49**	**3**	**-14**	**-26**	**-12**	**-49**	**-44**	**-34**	**1,063**	**932**	**858**	**748**	**728**
Balance sheet, EURbn															
Loans and receivables to the public	0	1	0	0	0	0	2	2	1	1	201	199	191	188	182
Other assets	15	14	13	11	18	-16	-18	-13	-3	-10	128	126	130	138	138
Total assets	**15**	**15**	**13**	**11**	**18**	**-16**	**-16**	**-11**	**-2**	**-9**	**329**	**325**	**321**	**326**	**320**
Deposits and borrowings from the public	2	3	3	3	0	2	2	1	3	3	119	119	113	116	108
Other liabilities	13	12	10	8	18	-23	-23	-18	-9	-17	196	192	194	197	199
Total liabilities	**15**	**15**	**13**	**11**	**18**	**-21**	**-21**	**-17**	**-6**	**-14**	**315**	**311**	**307**	**313**	**307**
Economic capital/equity	0	0	0	0	0	5	5	6	4	5	14	14	14	13	13
Total liabilities and allocated equity	**15**	**15**	**13**	**11**	**18**	**-16**	**-16**	**-11**	**-2**	**-9**	**329**	**325**	**321**	**326**	**320**
Other segment items															
Capital expenditure, EURm	0	0	0	0	0	24	43	33	38	28	30	48	37	42	32

Income statement

EURm	Note	Q3 2006	Q3 2005	Jan-Sep 2006	Jan-Sep 2005	Full year 2005
Operating income						
Interest income		*2,430*	*1,980*	*6,971*	*6,034*	*8,100*
Interest expense		*-1,451*	*-1,060*	*-4,108*	*-3,304*	*-4,437*
Net interest income		979	920	2,863	2,730	3,663
Fee and commission income		*611*	*605*	*1,886*	*1,781*	*2,433*
Fee and commission expense		*-114*	*-136*	*-361*	*-375*	*-498*
Net fee and commission income		497	469	1,525	1,406	1,935
Net gains/losses on items at fair value	2	188	139	609	468	615
Profit from companies accounted for under the equity method		17	11	72	46	67
Dividends		0	1	6	11	11
Other operating income		253	61	403	216	282
Total operating income		**1,934**	**1,601**	**5,478**	**4,877**	**6,573**
Operating expenses						
General administrative expenses:						
Staff costs		-550	-520	-1,645	-1,550	-2,082
Other expenses		-355	-345	-1,094	-1,062	-1,455
Depreciation, amortisation and impairment charges of tangible and intangible assets		-23	-31	-67	-100	-131
Total operating expenses		**-928**	**-896**	**-2,806**	**-2,712**	**-3,668**
Loan losses	3	55	23	175	130	137
Disposals of tangible and intangible assets		2	0	6	5	6
Operating profit		**1,063**	**728**	**2,853**	**2,300**	**3,048**
Income tax expense		-191	-165	-576	-537	-779
Net profit		**872**	**563**	**2,277**	**1,763**	**2,269**
Attributable to:						
Shareholders of Nordea Bank AB (publ)		871	562	2,273	1,761	2,263
Minority interests		1	1	4	2	6
		872	**563**	**2,277**	**1,763**	**2,269**
Earnings per share, EUR		0.34	0.21	0.88	0.66	0.86

Balance sheet

EURm	Note	30 Sep 2006	31 Dec 2005	30 Sep 2005
Assets				
Cash and balances with central banks		3,335	2,526	1,682
Treasury bills and other eligible bills		7,304	7,280	13,582
Loans and receivables to credit institutions	4	27,244	31,578	24,521
Loans and receivables to the public	4	201,126	188,460	181,920
Interest-bearing securities		35,668	36,121	37,101
Shares		14,365	12,901	12,164
Derivatives	6	24,419	28,876	32,282
Fair value changes of the hedged items in portfolio hedge of interest rate risk		366	282	359
Investments in associated undertakings		393	566	539
Intangible assets		2,206	2,221	2,149
Property and equipment		286	303	395
Investment property		3,097	2,750	2,619
Deferred tax assets		282	352	480
Current tax assets		256	41	198
Prepaid expenses and accrued income		1,539	1,405	1,471
Other assets		6,819	9,887	8,636
Total assets		**328,705**	**325,549**	**320,098**
Of which assets customer bearing the risk		*10,155*	*9,780*	*8,439*
Liabilities				
Deposits by credit institutions		35,431	29,790	36,154
Deposits and borrowings from the public		119,074	115,550	107,953
Liabilities to policyholders		29,744	26,830	25,944
Debt securities in issue		78,595	82,609	73,702
Derivatives	6	24,130	28,602	31,688
Fair value changes of the hedged items in portfolio hedge of interest rate risk		-	58	301
Current tax liabilities		668	383	583
Other liabilities		15,317	18,044	19,124
Accrued expenses and prepaid income		2,175	1,874	2,248
Deferred tax liabilities		472	423	578
Provisions		94	100	134
Retirement benefit obligations		467	504	522
Subordinated liabilities		8,202	7,822	8,299
Total liabilities		**314,369**	**312,589**	**307,230**
Equity	8			
Minority interests		43	41	38
Share capital		2,638	1,072	1,072
Share premium account		-	4,284	4,284
Other reserves		-222	-228	-209
Retained earnings		11,877	7,791	7,683
Total equity		**14,336**	**12,960**	**12,868**
Total liabilities and equity		**328,705**	**325,549**	**320,098**
Assets pledged for own liabilities		22,555	22,620	25,417
Other assets pledged		2,285	4,529	3,395
Contingent liabilities		23,019	16,349	18,106
Commitments		2,593,732	2,213,772	1,998,719

Statement of recognised income and expense[1]

EURm	30 Sep 2006	30 Sep 2005
Currency translation differences during the period	-80	-92
Currency hedging	82	28
Available-for-sale investments:		
Valuation gains/losses taken to equity	3	3
Tax on items taken directly to or transferred from equity	1	-1
Net income recognised directly in equity	6	-62
Net profit for the period	2,277	1,763
Total recognised income and expense for the period	**2,283**	**1,701**
Attributable to:		
Shareholders of Nordea Bank AB (publ)	2,279	1,699
Minority interests	4	2
Total	**2,283**	**1,701**
Effect of changes in opening balance:		
Shareholders of Nordea Bank AB (publ)	-	-81
Minority interests	-	-
Total	-	**-81**

[1] See Note 8 Equity for further information.

Cash flow statement

EURm	Jan-Sep 2006	Jan-Sep 2005
Operating activities		
Operating profit	2,853	2,300
Adjustments for items not included in cash flow	-242	135
Income taxes paid	-417	-213
Cash flow from operating activities before changes in operating assets and liabilities	2,194	2,222
Changes in operating assets and liabilities	-447	-6,875
Cash flow from operating activities	1,747	-4,653
Investing activities		
Sale/acquisition of group undertakings	79	4
Property and equipment	-31	-43
Intangible assets	-35	-31
Other financial fixed assets	63	68
Cash flow from investing activities	76	-2
Financing activities		
Issued/amortised subordinated liabilities	348	2,481
Repurchase of own shares incl change in trading portfolio	3	-711
Dividend paid	-908	-740
Cash flow from financing activities	-557	1,030
Cash flow for the period	**1,266**	**-3,625**
Cash and cash equivalents at beginning of period	3,675	6,922
Exchange rate difference	21	50
Cash and cash equivalents at end of period	**4,962**	**3,347**
Change	**1,266**	**-3,625**

Cash and cash equivalents

The following items are included in cash and cash equivalents (EURm):	30 Sep 2006	30 Sep 2005
Cash and balances with central banks	3,335	1,682
Loans and receivables to credit institutions, payable on demand	1,627	1,665

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:
- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Basis for presentation

The accounting policies and the basis for calculations are, in all material aspects, unchanged in comparison with the 2005 Annual Report.

Increased transparency for Commissions

The presentation of "Net fee and commission income" has been changed, to better illustrate the nature of Nordea's commission income and expense. The effects were described in the interim report for the first quarter 2006. Further adjustments have been made in the third quarter 2006.

Presentation of Life

The presentation of Life investment income within "Net gains/losses on items at fair value" has been aligned. The consequence of this alignment is that "Investments, life insurance" has been reclassified to better reflect the substance of the transactions.

Classification of funding swaps

The interest component in foreign currency swaps related to Nordea's funding in foreign currency has been reclassified in Q3, to better illustrate the nature of the transactions. This has affected both interest income and interest expenses. Net interest income is unchanged. Comparable figures for 2006 and 2005 are restated accordingly.

Exchange rates

EUR 1 = SEK	Jan-Sep 2006	Jan-Dec 2005	Jan-Sep 2005
Income statement (average)	9.2938	9.2874	9.2262
Balance sheet (at end of period)	9.2803	9.3884	9.3245
EUR 1 = DKK			
Income statement (average)	7.4605	7.4518	7.4492
Balance sheet (at end of period)	7.4576	7.4599	7.4631
EUR 1 = NOK			
Income statement (average)	7.9694	8.0106	8.0508
Balance sheet (at end of period)	8.2521	7.9801	7.8890
EUR 1 = PLN			
Income statement (average)	3.9081	4.0248	4.0618
Balance sheet (at end of period)	3.9635	3.8524	3.9203

Note 2 Net gains/losses on items at fair value, EURm	Q3 2006	Q3 2005	Jan-Sep 2006	Jan-Sep 2005
Shares/participations and other share-related instruments	199	526	345	1,280
Interest-bearing securities and other interest-related instruments	666	220	701	956
Other financial instruments	74	-8	188	2
Foreign exchange gains/losses	-21	42	29	265
Premium income, life insurance	516	473	1,965	1,779
Change in technical provisions, life insurance	-760	-606	-852	-2,030
Claims paid, life insurance	-464	-335	-1,517	-1,365
Change in collective bonus potentials, life insurance	-22	-173	-250	-419
Total	**188**	**139**	**609**	**468**

Note 3 Loan losses, EURm	Q3 2006	Q3 2005	Jan-Sep 2006	Jan-Sep 2005
Loan losses divided by category				
Write-offs and provisions for loans and receivables	-85	-192	-235	-440
- Of which, to credit institutions	-4	-	-17	-
- Of which, to the public	-81	-192	-218	-440
Reversals and recoveries for loans and receivables	140	215	410	570
- Of which, to credit institutions	6	-	6	-
- Of which, to the public	134	215	404	570
Total	**55**	**23**	**175**	**130**
Specifications				
Provisions for individually assessed loans				
Realised loan losses during the period	-48	-74	-127	-202
Reversed amount of previous provisions made for realised losses during the period	37	76	98	170
This period's provisions for probable loan losses	-53	-79	-145	-258
Recoveries of previous periods' realised loan losses	15	17	44	172
Reversals of provisions for probable loan loss no longer required	89	103	257	263
This period's costs for individually assessed loans, net	40	43	127	145
Provisions for groups of significant loans				
Allocation to allowance	0	-70	-5	-83
Withdrawal from allowance	16	85	58	105
This period's change of provisions for groups of significant loans	16	15	53	22
Provisions for groups of not significant loans				
Realised loan losses during the period	-4	-4	-10	-8
Recoveries of previous periods' realised loan losses	5	7	15	14
Allocation to allowance	-5	-25	-6	-26
Withdrawal from allowance	2	0	7	1
This period's net costs of provisions for groups of not significant loans	-2	-22	6	-19
Transfer risks				
Allocation to allowance for transfer risks	-12	-16	-40	-33
Withdrawal from allowance for transfer risks	13	3	29	13
This period's change of provisions for transfer risks	1	-13	-11	-20
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities	0	0	0	1
This period's net cost for redemption of guarantees and other contingent liabilities	0	0	0	1
Change in value of assets taken over for protection of claims	0	0	0	1
Loan losses	**55**	**23**	**175**	**130**

Note 4 Loans and receivables and their impairment

EURm	30 Sep 2006	31 Dec 2005	30 Sep 2005
Loans and receivables to credit institutions	27,244	31,578	24,521
Loans and receivables to the public	201,126	188,460	181,920
Total	**228,370**	**220,038**	**206,441**

Loans and receivables by categories of borrowers

30 Sep 2006, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	27,244	105,233	91,706	3,771	227,954
Impaired loans and receivables	18	1,150	431	5	1,604
Loans and receivables before allowances	**27,262**	**106,383**	**92,137**	**3,776**	**229,558**
Allowances for individually assessed loans	-	-696	-142	-1	-839
Allowances for groups of significant loans	-18	-226	-14	-	-258
Allowances for groups of not significant loans	-	-2	-89	-	-91
Allowances	**-18**	**-924**	**-245**	**-1**	**-1,188**
Loans and receivables, book value	**27,244**	**105,459**	**91,892**	**3,775**	**228,370**
[1] Of which non-performing loans on which interest is taken as income	-	15	-	-	15
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	**18**	**1,150**	**431**	**5**	**1,604**
Of which non-performing	-	460	258	5	723
Of which performing	18	690	173	0	881
Allowances for impaired loans and receivables	**-18**	**-924**	**-245**	**-1**	**-1,188**
Of which non-performing	-	-234	-72	-1	-307
Of which performing	-18	-690	-173	0	-881
Book value of impaired loans and receivables	**0**	**226**	**186**	**4**	**416**
Of which non-performing	-	226	186	4	416
Of which performing	0	0	0	0	0

31 Dec 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	31,578	99,768	84,463	3,890	219,699
Impaired loans and receivables	-	1,365	446	9	1,820
Loans and receivables before allowances	**31,578**	**101,133**	**84,909**	**3,899**	**221,519**
Allowances for individually assessed loans	-	-861	-202	-1	-1,064
Allowances for groups of significant loans	-	-324	-	-	-324
Allowances for groups of not significant loans	-	-	-93	-	-93
Allowances	-	**-1,185**	**-295**	**-1**	**-1,481**
Loans and receivables, book value	**31,578**	**99,948**	**84,614**	**3,898**	**220,038**
[1] Of which non-performing loans on which interest is taken as income	-	29	14	-	43
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	-	**1,365**	**446**	**9**	**1,820**
Of which non-performing	-	459	252	9	720
Of which performing	-	906	194	0	1,100
Allowances for impaired loans and receivables	-	**-1,185**	**-295**	**-1**	**-1,481**
Of which non-performing	-	-279	-101	-1	-381
Of which performing	-	-906	-194	0	-1,100
Book value of impaired loans and receivables	-	**180**	**151**	**8**	**339**
Of which non-performing	-	180	151	8	339
Of which performing	-	0	0	0	0

Note 4, continued

30 Sep 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans and receivables, not impaired[1]	24,521	96,338	81,533	3,600	205,992
Impaired loans and receivables	-	1,514	451	10	1,975
Loans and receivables before allowances	**24,521**	**97,852**	**81,984**	**3,610**	**207,967**
Allowances for individually assessed loans	-	-951	-185	-1	-1,137
Allowances for groups of significant loans	-	-300	-	-	-300
Allowances for groups of not significant loans	-	-	-89	-	-89
Allowances	-	**-1,251**	**-274**	**-1**	**-1,526**
Loans and receivables, book value	**24,521**	**96,601**	**81,710**	**3,609**	**206,441**
[1] Of which non-performing loans on which interest is taken as income	-	30	14	-	44
Specification of impaired loans and receivables					
Impaired loans and receivables before allowances	-	**1,514**	**451**	**10**	**1,975**
Of which non-performing	-	586	269	10	865
Of which performing	-	928	182	-	1,110
Allowances for impaired loans and receivables	-	**-1,251**	**-274**	**-1**	**-1,526**
Of which non-performing	-	-323	-92	-1	-416
Of which performing	-	-928	-182	-	-1,110
Book value of impaired loans and receivables	-	**263**	**177**	**9**	**449**
Of which non-performing	-	263	177	9	449
Of which performing	-	0	0	-	0

	30 Sep 2006	31 Dec 2005	30 Sep 2005
Allowances/impaired loans and receivables before allowances, %	74.1	81.4	77.3
Impaired loans and receivables before allowances/loans and receivables to the public before allowances, %	0.8	1.0	1.1

Assets taken over for protection of claims, EURm	30 Sep 2006	31 Dec 2005	30 Sep 2005
Current assets			
Land and buildings	0	1	1
Shares and other participations	5	3	3
Other assets	4	2	0
Total	9	6	4

Note 5 Classification of financial instruments, EURm

30 Sep 2006 **Financial assets**	Loans and receiva-bles	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	3,335						3,335
Treasury bills and other eligible bills	9		7,295				7,304
Loans and receivables to credit institutions	14,087		13,157				27,244
Loans and receivables to the public	167,871		5,171	28,084			201,126
Interest-bearing securities		1,483	16,771	17,368		46	35,668
Derivatives			23,887		532		24,419
Fair value changes of the hedged items in portfolio hedge of interest rate risk	366						366
Shares			3,652	10,702		11	14,365
Prepaid expenses and accrued income	1,112						1,112
Other assets	6,698						6,698
Total	**193,478**	**1,483**	**69,933**	**56,154**	**532**	**57**	**321,637**

Note 5, continued

30 Sep 2006 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	10,206			25,225	35,431
Deposits and borrowings from the public	1,503			117,571	119,074
Liabilities to policyholders, investment contracts	1,937				1,937
Debt securities in issue		22,098		56,497	78,595
Derivatives	23,472		658		24,130
Other liabilities	7,393			7,906	15,299
Accrued expenses and prepaid income				1,652	1,652
Subordinated liabilities				8,202	8,202
Total	**44,511**	**22,098**	**658**	**217,053**	**284,320**

Note 6 Derivatives, EURm

30 Sep 2006	Assets Fair value	Liabilities Fair value	Total nom amount
Derivatives held for trading			
Interest rate derivatives	16,326	16,527	1,833,730
Equity derivatives	735	826	13,822
Foreign exchange derivatives	4,368	3,747	527,181
Other derivatives	2,458	2,372	83,947
Total	**23,887**	**23,472**	**2,458,680**
Derivatives used for hedging			
Interest rate derivatives	355	329	55,962
Equity derivatives	54	75	751
Foreign exchange derivatives	123	254	9,499
Total	**532**	**658**	**66,212**
Derivatives, total			
Interest rate derivatives	16,681	16,856	1,889,692
Equity derivatives	789	901	14,573
Foreign exchange derivatives	4,491	4,001	536,680
Other derivatives	2,458	2,372	83,947
Total	**24,419**	**24,130**	**2,524,892**

Note 7 Capital adequacy	30 Sep 2006	31 Dec 2005	30 Sep 2005
Tier 1 capital[1], EURm	12,704	11,438	11,381
Capital base[1], EURm	17,613	15,485	16,009
Risk-weighted assets, EURbn	185.1	169.0	162.4
Tier 1 capital ratio[1], %	6.9	6.8	7.0
Total capital ratio[1], %	9.5	9.2	9.9

[1] Including the result for the first nine months. According to FSA rules (excluding the unaudited result for Q3): Tier 1 capital EUR 12,259m (30 Sep 2005: EUR 11,082m), capital base EUR 17,168m (30 Sep 2005: EUR 15,639m), Tier 1 capital ratio 6.6% (30 Sep 2005: 6.8%), total capital ratio 9.3% (30 Sep 2005: 9.6%).

Note 8 Equity, EURm

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Balance at end of year, at 31 Dec 2005	1,072	4,284	-228	7,791	12,919	41	12,960
Net change in available-for-sale investments, net of tax			4		4		4
Currency translation differences			2		2		2
Dividend for 2005				-908	-908		-908
Bonus issue	1,566	-1,566			0		0
Reduction of statutory reserve		-2,718		2,718	0		0
Purchases of own shares[2,3]				3	3		3
Other changes						-2	-2
Net profit for the period				2,273	2,273	4	2,277
Balance at 30 Sep 2006	2,638	0	-222	11,877	14,293	43	14,336

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Balance at end of year, at 31 Dec 2004	1,128	4,284	-147	7,398	12,663	13	12,676
Change in accounting policies:							
IAS 39 Financial instruments				-61	-61		-61
Other changes				-20	-20		-20
Balance at beginning of year, at 1 Jan 2005	1,128	4,284	-147	7,317	12,582	13	12,595
Net change in available-for-sale investments, net of tax			2		2		2
Currency translation differences			-64		-64		-64
Dividend for 2004				-740	-740		-740
Reduction of share capital[3]	-56			56	0		0
Purchases of own shares[2,3]				-711	-711		-711
Other changes						23	23
Net profit for the period				1,761	1,761	2	1,763
Balance at 30 Sep 2005	1,072	4,284	-209	7,683	12,830	38	12,868

[1] Total shares registered was 2,706 million (31 Dec 2005: 2,706 million, 30 Sep 2005: 2,706 million).

[2] Refers to the change in the trading portfolio and Nordea's shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and in the portfolio schemes at 30 Sep 2006 was 2.3 million (31 Dec 2005: 2.5 million, 30 Sep 2005: 4.9 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was 112.2 million at 30 Sep 2006 (31 Dec 2005: 112.2 million, 30 Sep 2005: 62.2 million). No repurchase of own shares during Jan-Sep 2006 (Jan-Dec 2005: 140.7 million, Jan-Sep 2005: 90.7 million). The average number of own shares Jan-Sep 2006 was 112.2 million (Jan-Dec 2005: 163.0 million, Jan-Sep 2005: 180.8 million). The Annual General Meeting (AGM) decided on 5 Apr 2006 (8 Apr 2005) to reduce the share capital by EUR 44,479,667.34 (EUR 55,548,131.94). The cancellation was registered on 2 Oct 2006 (19 Sep 2005) and is therefore not reflected at 30 Sep 2006. The reduction was made through retirement without payment.

Conference call

- A conference call with management will be arranged on 25 October 2006 at 17.00, CET.
  (Please dial +44 (0) 207 769 6433, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar

Nordea will arrange a Capital Markets Day on 5 December 2006 in Stockholm

The year-end report will be published 21 February 2007

Wednesday 25 October 2006

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm
Tel. +46 8 614 7800
Corporate registration No. 516406-0120